

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   February 8, 2017

Via E-mail
William H.W. Crawford, I.V.
Chief Executive Officer
United Financial Bancorp, Inc.
45 Glastonbury Blvd
Glastonbury, CT 06033

    Re: **United Financial Bancorp, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed March 7, 2016
            Response Dated January 20, 2017
            File No. 001-35028

Dear Mr. Crawford:

We have reviewed your January 20, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Non-GAAP Financial Measures, page 40

1.   We have reviewed your response to prior comment 2 where we inquired about the non-GAAP adjustments made to exclude the accretion of the loan mark, the accretion of the deposit mark, the accretion of the borrowings mark, and the amortization of the fixed asset mark. We continue to believe that the exclusion of these adjustments from your non-GAAP metrics are not appropriate as they appear to represent a tailored accounting

principle because they only exclude the effects of purchase accounting, rather than adjustments that may try to reflect true organic growth. Therefore, in future filings, to the extent material, please confirm you will no longer present these types of non-GAAP adjustments.

<u>Provision for Loan Losses, page 47</u>

2.   We note your response to prior comment 3 regarding your policy for the movement of your acquired loans to your covered loan portfolio.   Please respond to the following:

- We note in your disclosure on page 47 that you attribute the increase in the allowance for loans losses and related credit ratios to the movement of loans from the acquired loan portfolio to the covered portfolio. Please confirm whether the increase in the allowance for loan losses is a deterioration in the acquired portfolios that was not expected at the time of acquisition, thus necessitating the need for higher allowances or explain other reason(s) for the increase. Regardless, please revise your future filings as appropriate.

- Confirm that based on your policy, the allowance for loan losses for your acquired loan portfolio will always be zero. If not, please explain how and when an allowance for loan loss is established for the acquired loan portfolio.

- Clarify how any unamortized discount on the acquired loan portfolio is accounted for upon the movement of the acquired loans to the covered loan portfolio.   For example, tell us whether the remaining unamortized discount is moved along with the transferred loans. Additionally, please confirm that the remaining unamortized discount is taken into consideration when establishing the required allowance for loan loss.

- Explain in further detail why the entire acquired portfolio of marine loans and retail loans were moved to the covered portfolio.   For example, was the entire portfolio transferred because there was deterioration noted in the pool, and the entire pool is evaluated on a homogenous basis? Additionally, please explain which of the loans are included in the definition of "retail" loans. For example, would this include all the loans except for CRE, construction and commercial and industrial loans?

- Explain whether there are any substantive differences between how the allowance for loan loss is established for the acquired (non-impaired) portfolio versus the covered portfolio.

- We note your disclosure on page 18 of your September 30, 2016 Form 10-Q that to the extent you experience a deterioration in credit quality for acquired loans resulting in a decrease in your expected cash flows subsequent to the acquisition of the loans, an allowance for loan losses would be established based on your estimate of future credit losses over the remaining life of the loans, in excess of any existing purchase accounting discounts. Please clarify whether for your non-impaired acquired loans you would base any future estimate of the allowance for loan losses based on "future credit losses over the remaining life of the loans," or whether the estimate would be based on incurred losses in excess of any existing purchase accounting discounts.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3512 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services